FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  August 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)






26 August 2004



                    COLT ANNOUNCES GBP16 MILLION BOND BUYBACK


COLT Telecom Group plc (COLT), a leading pan-European provider of business communications solutions and services, said today that it had purchased a further GBP16 Million of COLT bonds for a cash outlay of GBP16 Million since 6 May 2003.


The purchases were undertaken by COLT Telecom Finance Limited and COLT Telecom Group plc as set out below. COLT Telecom Finance Limited and COLT Telecom Group plc have no intention to sell the notes they have purchased and arrangements may be made in due course to cancel such notes.


Further additional purchases of bonds may be made.


The following bonds have been purchased.


EUR2.6 Million face amount of the EUR76.7 Million 8.875% Senior Notes due November 2007;

EUR18.8 Million accreted principal amount of the EUR306.8 Million 2% Senior Convertible Notes due August 2005; and

EUR2.3 Million accreted principal amount of the EUR368 Million 2% Senior Convertible Notes due December 2006.


In aggregate COLT has now purchased or redeemed:


All of its $314 Million 12% Senior Discount Notes due December 2006;

GBP11.8 Million face amount of its GBP50 Million 10.125% Senior Notes due November 2007;

EUR15.3 Million face amount of its EUR76.7 Million 8.875% Senior Notes due November 2007;

EUR56.4 Million face amount of its EUR306.8 Million 7.625% Senior Notes due July 2008;

EUR57.8 Million face amount of its EUR320 Million 7.625% Senior Notes due December 2009;

EUR37.4 Million accreted principal amount of its EUR306.8 Million 2% Senior Convertible Notes due August 2005;

EUR101.4 Million accreted principal amount of its EUR295 Million 2% Senior Convertible Notes due March 2006;

EUR98.3 Million accreted principal amount of its EUR368 Million 2% Senior Convertible Notes due December 2006; and

EUR119.4 Million accreted principal amount of its EUR402.5 Million 2% Senior Convertible Notes due April 2007.



For further information contact:


John Doherty
Director Corporate Communications
Email: jdoherty@colt-telecom.com
Tel: +44 20 7390 3681


Gill Maclean
Head of Corporate Communications
Email: gill.maclean@colt-telecom.com
Tel: +44 20 7863 5314




                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 26 August 2004                                 COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary